Exhibit 99.1

Ballard Announces Results of Annual General Meeting

VANCOUVER and TORONTO, June 7, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced results of its 2017 Annual General Meeting, which was held yesterday at Vantage Venues, 150 King Street, 27th Floor in Toronto, Ontario, Canada.

All nominees listed in the Management Proxy Circular dated April 9th, 2018 were elected as directors of the Company. Each of the Ballard directors was elected or re-elected by a majority of the votes cast by shareholders present or represented by proxy. Director biographies are available in the Board of Directors section of the Company's website.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas P. Hayhurst	36,641,498	98.54	543,644	1.46
Duy-Loan Le	36,733,105	98.78	452,037	1.22
R. Randall MacEwen	36,910,763	98.74	472,379	1.26
Marty Neese	35,460,226	95.36	1,724,916	4.64
James Roche	36,635,148	98.52	549,994	1.48
Ian Sutcliffe	36,638,773	98.53	546,379	1.47
Janet Woodruff	36,791,351	98.94	393,791	1.06

As planned Ian Bourne, after reaching the director term limit, did not stand for reelection and retired as the non-executive Chair and as a member of the board of directors effective as of the Annual General Meeting. Also as expected, James Roche was subsequently appointed as the new Chair of the Board of Directors.

At the Annual General Meeting, Ballard's CEO provided an update on the business, which can be found at http://ballard.com/investors/presentations-events.

In addition, KPMG LLP, Chartered Accountants, was appointed as auditor for the Company, an advisory vote approved the approach to executive compensation, and the Company's equity-based compensation plans were approved, as disclosed in the Company's Management Proxy Circular.

Item	For	% For	Against	% Against	Withheld/ Abstain	% Withheld/ Abstain	Non-Vote
Appointment of Auditors	55,572,981	97.51	0	0	1,419,146	2.49	0
Executive Compensation	33,729,844	90.71	3,455,294	9.29	0	0	37,251,252
Equity-Based Compensation	31,452,859	84.58	5,732,278	15.42	0	0	37,251,253

Final voting results on all matters voted on at the Annual General Meeting held on June 6th, 2018 will be filed on SEDAR (www.sedar.com).

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

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SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/07/c5729.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:45e 07-JUN-18